SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2004

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant´s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated July 1, 2004 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated July 1, 2004, the Company reported that it has celebrated a Shared Services Agreement (Contrato de Servicios Compartidos) with Alto Palermo S.A. (APSA) and Cresud S.A.C.I.F. y A (Cresud) (the Company, Apsa and Cresud together the Parties).

For it celebration the Company made an analysis from the operative point of view, internal structure, shareholdings, and board of directors integration, seeking a cut in the fixed costs of each companies activities, and also trying to optimize the Parties management. The Parties already made partial experiences that proved the feasibility of the implementation of the project and a high grade of convenience for the Parties and the areas involved.

Also specialized advice was given from a third party (Deloitte Argentina) who performed a study over the definition of liquidation guidelines and distribution basis for the project implementation, with specific recommendations that have been considered by the Parties for the project implementation and formed part of the Agreement.

The Company also remarks that the project implementation and the fulfillment of all it activities will be taken with absolute independency in the strategic and commercial decisions of the Parties.

Likewise the costs and profits attribution will be made over operative efficiency and equity basis, without seeking individual economic profits for the Parties

Besides the Parties will maintain the individuality of its records and countable systems, including the absolute separation of its assets and liabilities. The implementation of the project will not affect the identification of the economical or services transactions involved, nor will affect the efficiency of the internal control systems nor the internal and external auditory of the Parties, nor the possibility to set out the transactions related to the agreement in accordance to Technical Resolution Nº 21 of the FACPCE.

The following people, who also are directors and members of the audit committee (Comité de Auditoría) have been assigned as Individual Responsible: In Cresud Ms. Clarisa Diana Lifsic, in Irsa Gabriel Adolfo Gregorio Reznik, and in APSA Abraham Perelman, and Mr. Alejandro Elsztain has been assigned as general coordinator of the project.

The agreement is valid for a period of 24 months, renewable for an equal period unless there is a notified discharge of any Party with a minimum advance of 60 days prior to the termination of the agreement.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: July 1 , 2004